UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-41782

VinFast Auto Ltd.

Dinh Vu – Cat Hai Economic Zone

Cat Hai Island, Cat Hai Special Zone

Hai Phong City, Vietnam

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

 October 29, 2026 – VinFast Auto Ltd. (“VinFast” or the “Company”) today announced its preliminary vehicle deliveries for the third quarter of 2026 and an additional capital contribution by Mr. Pham Nhat Vuong, the Company’s founder and a director, to VinFast Vietnam Joint Stock Company (“VFVN”), a subsidiary of the Company.

Preliminary Global Deliveries in 3Q26

The Company delivered 82,580 electric vehicles (“EVs”) globally in the third quarter of 2026, representing a 116% increase year-over-year.

During the third quarter of 2026, the VF 3 and Limo Green were the best-selling models, with deliveries of 21,744 and 19,100 vehicles, respectively. The Company also delivered 10,329 VF 5 vehicles, 7,519 VF 6 vehicles, 5,097 Herio Green vehicles, 3,893 VF 7 vehicles, and 3,411 VF 8 vehicles during the period. Cumulatively, in the first nine months of 2026, VinFast delivered 211,242 EVs to customers globally, representing a 91% increase year-over-year.

VinFast also delivered 284,831 e-scooters and e-bikes globally during the third quarter of 2026, representing a 137% increase year-over-year, of which 281,409 units were delivered in Vietnam. Cumulatively, in the first nine months of 2026, VinFast delivered 714,006 e-scooters and e-bikes globally, representing a 204% increase year-over-year. Among these deliveries, the Evo and Feliz continued to lead VinFast’s sales, accounting for approximately 57% and 26% of total two-wheeler deliveries, respectively.

Additional Capital Contribution to VFVN

On October 29, 2026, Mr. Pham made an additional capital contribution of VND11,000 billion (approximately US$436.4 million) into VFVN through the issuance by VFVN of dividend preference shares that carry no conversion, exchange or similar rights. These shares have the same terms as the dividend preference shares issued by VFVN to Mr. Pham in the third quarter of 2026. The capital contribution is intended to further strengthen VFVN’s capital base and support its strategic growth initiatives.

3Q26 Financial Results and Webcast

The Company also announced that it will release its 3Q26 financial results before the market opens on December 2, 2026. On the same day, VinFast management will hold a live webcast to discuss the Company’s business performance and strategy. Details of the call are below:

-	What: VinFast 3Q26 Financial Results and Q&A Webcast

-	When: Wednesday, December 2, 2026

-	Time: 8:00 a.m. Eastern Standard Time

-	Registration Link: https://register-conf.media-server.com/register/BI4c4c067882a84938a8e31bfa3c031802

-	Live webcast: https://edge.media-server.com/mmc/p/ua77byfw

A replay of the webcast will be made available on the Company’s website.

For additional information, please visit: ir.vinfastauto.us.

Investor Relations Email: ir@vinfastauto.com.

Exchange Rates

This announcement contains translations of certain Vietnam Dong amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Vietnam Dong to U.S. dollars were made at the rate of VND25,206 to US$1.00, representing the central exchange rate quoted by the State Bank of Vietnam Operations Centre as of June 30, 2026. The Company makes no representation that the Vietnam Dong or U.S. dollars amounts referred could be converted into U.S. dollars or Vietnam Dong, as the case may be, at any particular rate or at all.

The information in this report on Form 6-K relating to the Company’s third quarter 2026 preliminary global delivery results and additional capital contribution into VFVN shall be deemed to be incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-278251), registration statement on Form F-3 (File No. 333-275133), and registration statement on Form F-3 (File No. 333-291445) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Note: Preliminary delivery results are subject to change and may differ from the final number of deliveries that will be recognized as vehicle sales revenue for the period as a result of the year end audit.

About VinFast

VinFast (NASDAQ: VFS) – a subsidiary of Vingroup JSC – is Vietnam’s leading automotive company, committed to its mission of creating a green future for everyone. VinFast offers a range of electric SUVs, e-scooters, e-bikes, and e-buses in Vietnam and exports to key markets across Asia, North America, and Europe. Learn more at www.vinfastauto.us.

VinFast deliveries represent only one measure of the Company’s financial performance and should not be relied on as an indicator of quarterly financial results, which depend on a variety of factors, including vehicle selling prices and various cost components.

Forward Looking Statements

Forward-looking statements contained herein, which are not historical facts, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements regarding VinFast’s future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of VinFast, market size and growth opportunities, competitive position and technological and market trends and involve known and unknown risks that are difficult to predict. As a result, VinFast’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “shall,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “goal,” “objective,” “seeks,” or “continue” or the negative of these words or other similar terms or expressions that concern VinFast’s expectations, strategy, plans, or intentions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by VinFast and its management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the risk associated with being a growth-stage company in the EV industry; (ii) the unavailability, reduction or elimination of government and economic incentives or government policies that are favorable for EV manufacturers and buyers; (iii) Significant changes or developments in U.S. laws or policies, including changes in U.S. trade policies and tariffs and the reaction of other countries; (iv) the Company’s ability to adequately control the costs associated with its operations; (v) the risks of the Company’s brand, reputation, public credibility, and consumer confidence in its business being harmed by negative publicity; (vi) competition in the automotive industry; (vii) the ability of the Company to obtain components and raw materials according to schedule at acceptable prices, quality, and volumes from its suppliers; (viii) the demand for, and consumers’ willingness to adopt, EVs; (ix) the availability and accessibility of EV charging stations or related infrastructure; (x) failure to remediate the Company’s material weaknesses and produce timely and accurate financial statements; (xi) the ability of the Company to achieve profitability, positive cash flows from operating activities, and a net working capital surplus; (xii) the Company’s ability to obtain commercially reasonable capital to support its business growth; (xiii) the risk of future restatements to the Company’s Financial Statements; (xiv) the Company’s reliance on financial and other support from Vingroup and its affiliates and the close association between the Company and Vingroup and its affiliates; (xv) the Company’s reliance on its affiliates for its EV deliveries; (xvi) the ability of the Company’s controlling shareholder to control and exert significant influence on the Company; (xvii) risks relating to the Company’s acquisition of Ngoc Hoi and its participation in real estate development, including the ability to realize anticipated earnings and cash flows; (xviii) risks relating to the restructuring and disposal of the Company’s Vietnam manufacturing operations, including the Company’s reliance on third parties for vehicle production; (xix) industry-wide semiconductor and other supply chain constraints; (xx) the ability to obtain regulatory approvals for autonomous driving technologies, including the planned robotaxi pilot; (xxi) the outcome of pending litigation, including the proceedings brought by the North Carolina Department of Commerce; and (xxii) other risks discussed in VinFast’s reports filed or furnished to the SEC, including under “Item 3. Key Information—D. Risk Factors” in its most recent Annual Report on Form 20-F.

All forward-looking statements attributable to VinFast’s or people acting on VinFast’s behalf are expressly qualified in their entirety by the cautionary statements set forth above. You are cautioned not to place undue reliance on any forward-looking statements, which are made only as of the date hereof. VinFast does not undertake or assume any obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If VinFast updates one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements. The inclusion of any statement herein does not constitute an admission by VinFast or any other person that the events or circumstances described in such statement are material. Undue reliance should not be placed upon the forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VinFast Auto Ltd.

Date: October 29, 2026	By:	/s/ Nguyen Thi Lan Anh
		Name:	Nguyen Thi Lan Anh
		Title:	Director and Chief Financial Officer

3